UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 16, 2026, the Company's Board of Directors approved a reverse stock split of its Class A Ordinary Shares and Class B Ordinary Shares, each with a par value $0.00001 per share (together, the “Ordinary Shares”), at the ratio of one-for-15 such that every 15 issued Class A Ordinary Shares will be combined into one Class A Ordinary Share and every 15 issued Class B Ordinary Shares will be combined into one Class B Ordinary Share. No amendment to the Company’s Third Memorandum and Articles of Association will be required to be made in relation to the Reverse Share Split.

The Reverse Share Split is expected to be effective on July 6, 2026, following which the trading of the Company’s Class A Ordinary Shares will begin on the Nasdaq Stock Market (“Nasdaq”) on a split-adjusted basis at the start of trade on July 7, 2026.

The Company's Class A Ordinary Shares will continue to trade on Nasdaq under the symbol “CGTL” but will trade under the new CUSIP G2563P110. The Company expects that the Reverse Share Split will allow the Company to regain compliance with the Nasdaq $1.00 minimum bid price requirement.

Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited

Date: July 1, 2026	By:	/s/ Hei Tung (“Angel”) Siu
	Name:	Hei Tung (“Angel”) Siu
	Title:	Chief Executive Officer

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